Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

 May 3, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc. - File No. 333-278281

Ladies and Gentlemen:

On behalf of TCW Funds, Inc. (the “Registrant”), we hereby respond to the oral accounting comments provided on April 4, 2024 by Mr. Brian Szilagayi of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Form N-14 Registration Statement filed on March 27, 2024 (the “Registration Statement”), which contains disclosure with respect to proposed tax-free reorganization (the “Reorganization”) of the TCW Relative Value Dividend Appreciation Fund, a series of the Registrant (the “Target Fund”), into the TCW Relative Value Large Cap Fund (the “Acquiring Fund”), also a series of the Registrant.

We also respond to the oral disclosure comments provided on April 23, 2024 by Ms. Kim McManus of the Staff with respect to that same Registration Statement.

We acknowledge the Staff’s standard disclosures and disclaimers with respect to oral comments, and that the Staff recommends that information be completed and brackets removed in a filing five business days before effectiveness is requested.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments based on our discussions with the Registrant and to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter. Revised disclosure intended to address these comments will be included in a pre-effective amendment to be filed on or about May 3, 2024.

Accounting Comments

1.	Comment: Please supplementally provide in the response letter an analysis of which fund will be the accounting survivor.

Response: Comment acknowledged. The accounting survivor of the Reorganization would be the TCW Relative Value Large Cap Fund (the “Acquiring Fund”). This determination is based on guidance provided in the AICPA Accounting and Audit Guide for Investment Companies as well as the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”) relating to performance survivors.

A-1

Securities and Exchange Commission

May 3, 2024

In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The Staff in the NAST Letter generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide.

Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure. Both Funds are currently advised by the same investment adviser and the same two portfolio managers, who will continue to serve as the portfolio managers of the Combined Fund following the Reorganization. However, those two portfolio managers have managed the Acquiring Fund longer together as a team than with respect to the Target Fund. This factor favors the Acquiring Fund as the accounting and performance survivor.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund. As a result of the similar and compatible investment objectives and investment strategies of the Funds, however, there is substantial overlap in the portfolio securities currently held by the Funds. Consistent with the flexibility permitted by each Fund’s investment strategies, the portfolio management team is currently managing the Funds in a substantially similar manner.

Although the Funds have been managed in a substantially similar manner in recent years and are expected to be managed in this manner in the future, the Acquiring Fund maintains the longer continuous historical performance record of the current portfolio management team and the relevant historical accounting information to support that performance record. This factor favors the Acquiring Fund as the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The investment objectives of the Funds are similar. The investment objective of the Target Fund primarily seeks dividend income with capital appreciation as a secondary objective while the Acquiring Fund primarily seeks capital appreciation with a secondary objective of income. The greater emphasis on capital appreciation for the Acquiring Fund will serve as the objective for the Combined Funds.

Both Funds primarily invest in equity securities using the adviser’s relative value strategy, but the Acquiring Fund invests predominantly in large capitalization securities with the potential for capital appreciation while the Target Fund is more focused on dividends paid by companies of all sizes.

The similarities and differences in the principal investment strategies of each Fund are highlighted in the Registration Statement under “Investment Objectives and Principal Investment Strategies – Comparison of the Target Fund and the Acquiring Fund.”

Certain fundamental investment restrictions are common to both Funds.

Consistent with the flexibility permitted by each Fund’s investment strategies, the portfolio management team is generally managing the Funds in a substantially similar manner; however, the investment objective and policies of the Combined Fund will be those of the Acquiring Fund. This factor favors the Acquiring Fund as the accounting and performance survivor.

Securities and Exchange Commission

May 3, 2024

Expense Structure: The expense structure of the Combined Fund will be that of the Acquiring Fund, because all of its contracts with service providers will remain in place following the Reorganization as well as the expense limitation agreement. Those arrangements are the same for both Funds. The contractual advisory fees and expense limitation agreements are the same for both Funds. Currently, the Target Fund has a slightly lower total or gross operating expense ratio, but the net operating expenses of the Acquired Fund and the Target Fund are the same and will be the same for the Combined Fund.

Asset Size: As of October 31, 2023, the Acquiring Fund had net assets of approximately $105 million, while the Target Fund had net assets of approximately $240 million. Unlike all the other factors, this factor favors the Target Fund as the accounting and performance survivor but is not determinative on its own.

Conclusion

As the acquiring fund, the Acquiring Fund will be the legal survivor in the Reorganization. The Registrant believes that the Acquiring Fund is also the appropriate accounting and performance survivor in the Reorganization because the longer and entire performance history of the Acquiring Fund is attributable to the current portfolio management team of the Acquiring Fund, which is expected to continue to manage the Combined Fund following the Reorganization. As a result of the similar and compatible investment objectives and similar strategies of the Funds, there is substantial overlap in the portfolio securities currently owned by the Funds, but the greater emphasis on capital appreciation of the Acquiring Fund will be the focus of the Combined Fund following the Reorganization.

For these reasons, as well as the other considerations discussed above, the Registrant believes that current and future shareholders of the Combined Fund will consider the Acquiring Fund’s performance history more relevant to their investment decisions than that of the Target Fund, and therefore believes that the Acquiring Fund should be the accounting and performance survivor in the Reorganization.

2.

Comment: In the section entitled “Questions and Answers,” in the answer to “How will the Reorganization affect me?” please disclose an estimate of the portion of the Target Fund’s securities to be sold in connection with the Reorganization.

Response: Comment accepted. The Registrant will add a sentence substantially as follows: “In anticipation of the Reorganization, the Target Fund expects to sell two of its holdings, and expects to slightly reduce position sizes of several other holdings because of the substantial overlap between the holdings of the Target Fund and the Acquiring Fund. Collectively, these transactions should affect less than 20% of the Target Fund.”

3.

Comment: The Staff notes that the response in the Q&A to the question “Who will pay for the Reorganization?” says that the Funds will share the expenses but does not explain the basis for the allocation. Please add that information.

Response: Comment accepted. The Registrant will explain in that disclosure that the Target Fund and the Acquiring Fund will share those expenses based on relative net assets. A similar revision

Securities and Exchange Commission

May 3, 2024

will be made with respect to the similar disclosure on page 24 under “Expenses of the Reorganization.”

4.	Comment: The Staff notes that various hyperlinks were not linked to the correct documents; please update those links.

Response: Comment accepted. Those hyperlinks will be updated and corrected as needed.

5.	Comment: Please confirm that the fees and expenses shown in the fee and expense table on p. 6 show current fees as required by Item 3 of Form N-14.

Response: Comment acknowledged. The fees shown reflect current fees.

6.	Comment: The Staff notes that the heading for the fee and expense table shows a different date than the narrative. Please correct as needed.

Response: Comment accepted. The heading to the table has been corrected to refer to October 31, 2023.

7.	Comment: Please confirm that the waived fees and expenses that potentially would be subject to recapture are reflected in the pro forma information.

Response: Comment acknowledged. The waived fees and expenses of the Target Fund will not be subject to recoupment after the reorganization, but the Acquiring Fund’s waived fees and expenses will continue to be subject to recoupment until the expiration of the applicable period. No change in the pro forma information in the table is needed to reflect those amounts because continued waivers of fees and expenses are expected for the current period.

8.

Comment: The Staff notes that the most recent prospectus for the Class N shares for the Target Fund and the Acquiring Fund dated March 1, 2024, shows a limitation for the total annual operating expenses for Class N shares of 85 basis points. Please update the expense limitation in the fees and expense table an in the footnote, which both still show 90 basis points.

Response: Comment accepted. That disclosure will be updated accordingly to show the new expense limitation.

9.

Comment: The Staff notes that the term of the expense limitation described in footnote one will expire on March 1, 2025, but it would need to extend for at least one year from when the N-14 becomes effective in order to be shown in this fee and expense table.

Response: Comment accepted. The term reflected in that footnote will be extended until May 31, 2025.

10.	Comment: Please confirm supplementally whether fees and expenses waived with respect to the Target Fund will be subject to recoupment after the reorganization.

Response: Comment acknowledged. We hereby confirm on behalf of the Registrant that fees and expenses waived with respect to the Target Fund will no longer be subject to recoupment after the Reorganization, but fees and expenses waived with respect to the Acquiring Fund will continue to be subject to recoupment.

Securities and Exchange Commission

May 3, 2024

11.

Comment: The Staff notes that certain figures in the bar graph on page 11 do not match the figures shown in the bar graph for the most recent prospectus. For example, for the Target Fund, the figure for 2016 shows 16.18% in the Registrant statement but the most recent prospectus shows 16.68%. And, for the Acquiring Fund, the figure for 2017 shows 15.28 in the Registration Statement but the most recent prospectus shows 15.27%.

Response: Comment accepted. The Registrant will correct the bar graphs in the Registration Statement to conform to the correct figures in the most recent prospectus.

12.	Comment: Please either add the financial highlights for the Target Fund to the Registration Statement or incorporate them by reference.

Response: Comment accepted. The Registrant will incorporate by reference the financial highlights for the Target Fund and add an appropriate reference and hyperlink.

13.	Comment: On page 22, under the subheading “Material U.S. Federal Income Tax Consequences of the Reorganization,” please use the specific reference to Section 368(a) of the Code.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

14.

Comment: On page 24 under “Expenses of the Reorganization,” there is a statement that the Target Fund has sufficient capital loss carryforwards to offset gains from the sale of some portfolio securities, but the prior page states that there are no capital loss carryforwards. Please make those statements consistent.

Response: Comment accepted. The Registrant will revise that disclosure to make clear there are no remaining capital loss carryforwards available to use.

15.	Comment: The capitalization table on page 24 sets forth information as of October 31, 2023. Please either update that table or provide a representation that is has not materially changed.

Response: Comment accepted. The Registrant has updated the information in that table as requested.

16.	Comment: The Staff notes that the capitalization table provides total assets for each share class. Please also provide total assets for each Fund.

Response: Comment accepted. The Registrant will add that information as requested.

17.	Comment: Please add a footnote to that capitalization table explaining any adjustments made to produce the pro forma figures, such as reorganization costs.

Response: Comment accepted. The Registrant has added a footnote explaining the adjustments used to produce those pro forma figures.

18.	Comment: Please correct and update the hyperlinks in the statement of additional information.

Response: Comment accepted. Those hyperlinks have been updated and corrected.

Securities and Exchange Commission

May 3, 2024

19.	Comment: Please supplementally in the response letter state which fund will be the accounting survivor and the reason for any portfolio repositioning in connection with the reorganization.

Response: Comment acknowledged. As explained in the response to Comment 1, the Acquiring Fund will be accounting survivor. The Registrant expects to make minimal portfolio repositioning trades in connection with the reorganization. The Target Fund expects to sell two of its holdings, and expects to slightly reduce positions sizes of several other holdings because of the substantial overlap between the holdings of the Target Fund and the Acquiring Fund, which would allow adding new investments to the combined portfolio.

20.	Comment: The Staff notes that the Schedule of Investments contains a couple of printer’s errors toward the end with endnotes and parentheses. Please correct those as needed.

Response: Comment accepted. Those corrections will be made.

General Disclosure Comments

21.	Comment: The Staff requests that the Registrant provide the survivor analysis based on guidance from the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

Response: Comment accepted. That analysis is set forth in the response to Comment 1.

22.	Comment: In the Q&A under “Why is the Reorganization taking place?” please clarify in the second paragraph that the determination by the Board of Directors included the independent directors.

Response: Comment accepted. That disclosure will be revised accordingly.

23.	Comment: In the Q&A under “Will my privileges as a shareholder change. . .” please use the word “rights” rather than “privileges” because the answer uses the word “rights.”

Response: Comment accepted. That disclosure will be revised accordingly.

24.

Comment: In the Q&A under “How will the Reorganization affect Fund expenses?” please disclose that the same expense ratio under the contractual fee waiver/expense reimbursement will apply for only one year unless that agreement is extended. Please also disclose that potential future economies of scale may not be achieved.

Response: Comment accepted. That disclosure will be revised accordingly.

25.

Comment: In the Q&A under “Will the Reorganization create a taxable event for me?” please disclose in the second paragraph of the answer, about selling a portion of the Target Fund’s holdings, the approximate percentage of holdings to be sold.

Response: Comment accepted. The disclosure will be revised accordingly to state the estimated portion to be sold in connection with the Reorganization. Please also see the response to Comment 2. That disclosure will be used here also.

Securities and Exchange Commission

May 3, 2024

26.	Comment: In the Q&A under “Who will pay for the Reorganization?” please explain how the Funds will allocate the expenses between them.

Response: Comment accepted. Please see the response to Comment 3.

27.

Comment: The Staff notes that the footnote to the Fee Table shows the term of the contractual expense limitation extending through March 1, 2025. Please note that the term must be one year from when the N-14 becomes effective in order to show it in the Fee Table.

Response: Comment accepted. The term will be further extended. Please see the response to Comment 9.

28.	Comment: Please add an undertaking to Item 17 to file the final tax opinion through a post-effective amendment or to obtain an IRS tax ruling before the closing of the Reorganization.

Response: Comment accepted. The Registrant will add the requested undertaking.

29.

Comment: The Staff requests that any legal opinions filed as exhibits comply with Staff Legal Bulletin No. 19 (Oct. 14, 2011), particularly with respect to any limitation on reliance, and to add the legal opinion covering the legality of shares to be issued.

Response: Comment accepted. Counsel to the Registrant notes the requirements of that legal bulletin and will prepare and review opinions filed as exhibits accordingly.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC